[redacted]

SECURI 09041843 ION

SECURITIES AND EXCHANGE COMMISSION

JUL 16 2009

DIVISION OF MARKET REGULATION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-853177

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eltekon Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Congress Ave Ste 250
(No. and Street)

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alicia King 512-697-0317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell LP
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza Suite 1800 Houston, TX 77046-2404
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, Alicia King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Elekon Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

PAULINE BAILEY
MY COMMISSION EXPIRES
June 19, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ELTEKON SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2008 AND 2007

CONTENTS

WEAVER AND TIDWELL

L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of
Eltekon Securities, LLC
Austin, Texas

We have audited the accompanying statements of financial condition of Eltekon Securities, LLC (a Texas Limited Liability Company) as of December 31, 2008 and 2007 and the related statements of operations, changes in member's equity, and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As further described in Note 4, Eltekon Securities, LLC did not meet the minimum net capital requirement at December 31, 2008 pursuant to rule 15c-3-1(a).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Information section is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 27, 2009

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673
WWW.WEAVERANDTIDWELL.COM

ELTEKON SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

	2008	2007
Cash	$ 5,874	$ 14,464
Cash deposit with clearing broker	25,000	25,000
Receivable from clearing broker, net	-	20,745
Accounts receivable	3,314	24,699
Due from related party	34,451	25,901
Prepaid expenses	6,454	8,558
TOTAL ASSETS	$ 75,093	$ 119,367

LIABILITIES AND MEMBER'S EQUITY

	2008	2007
Accounts payable	$ 3,244	$ -
Accounts payable - affiliate	-	1,511
Payable to clearing broker, net	178	-
Accrued commissions	168	23,618
Total liabilities	3,590	25,129
MEMBER'S EQUITY	71,503	94,238
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 75,093	$ 119,367

The Notes to Financial Statements are
an integral part of these statements.

ELTEKON SECURITIES, LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2008

	2008	2007
Revenues		
Variable life/annuity fees	$ 247,752	$ 295,163
Mutual fund revenue	15,640	42,648
Commission fees	154,986	166,196
Management fees	-	52,743
Interest income	1,208	4,253
Other income	-	35,000
Total revenues	419,586	596,003
Operating expenses		
Clearing and execution expenses	15,237	25,177
Regulation fees	12,199	16,796
Professional services	22,153	29,732
Commissions, salaries, and payroll expenses	319,694	429,690
Management fees to related party	2,500	22,814
Other expenses	82,138	69,759
Total operating expenses	453,921	593,968
Net income (loss)	$ (34,335)	$ 2,035

The Notes to Financial Statements are
an integral part of these statements.

ELTEKON SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
YEARS ENDED DECEMBER 31, 2008

	Contributed Capital	Accumulated Deficit	Total Member's Equity
Balance, December 31, 2006	$ 137,636	$ (45,433)	$ 92,203
Net income	-	2,035	2,035
Balance, December 31, 2007	137,636	(43,398)	94,238
Contribution by members	11,600	-	11,600
Net income	-	(34,335)	(34,335)
Balance, December 31, 2008	$ 149,236	$ (77,733)	$ 71,503

The Notes to Financial Statements are
an integral part of these statements.

ELTEKON SECURITIES, LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (34,335)	$ 2,035
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Change in prepaid expenses	2,104	2,364
Change in receivable from clearing broker	20,745	12,749
Change in accounts receivable	21,385	1,695
Change in due from related party	(8,550)	(24,000)
Change in accounts payable	3,244	-
Change in accounts payable - affiliate	(1,511)	
Change in payable to clearing broker	178	-
Change in accrued commissions	(23,450)	1,895
Net cash used in operating activities	(20,190)	(3,262)
CASH FLOW FROM FINANCING ACTIVITIES		
Contributions from member	11,600	-
Net cash provided by financing activities	11,600	-
Decrease in cash	(8,590)	(3,262)
Cash, beginning of period	14,464	17,726
Cash, end of period	$ 5,874	$ 14,464

The Notes to Financial Statements are
an integral part of these statements.

ELTEKON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Eltekon Securities, LLC (the "Company") is a Texas Limited Liability Company formed on December 18, 2000. The Company is a broker-dealer registered with the Securities and Exchange Commission ('SEC") and the various states, and is a member of the Financial Industry Regulatory Authority (FINRA). As an introducing broker-dealer, the company does not hold customer funds or securities, and clears all customer transactions on a fully disclosed basis through a clearing broker.

The Company is a wholly owned subsidiary of Eltekon Financial, LLC ("EF"), who is the parent and sole member. The Company and its parent rely on contributions from investors/members to fund operations.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Revenues from securities transactions are recognized as commission fees and are recorded on a trade-date basis. Mutual fund revenue is accrued monthly as earned. Management fees represent fees charged to customers whose accounts are managed by the Company.

Receivables and Credit Policy

Accounts receivable, if any, are stated at the amounts management expects to collect from outstanding balances. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances that exceed 90 days from invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account.

Deposit with Clearing Broker

The Company and the clearing broker attempt to control the risks associated with customer activities by limiting customer accounts to only cash type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account with the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Receivable from or Payable to Clearing Broker

Receivable from or payable to clearing broker represents the net amount due from or to the Company's clearing broker for funds held in Company accounts net of clearing, execution, and sundry charges incurred for the execution of trades for customers of the Company. These charges are recorded on a trade date basis.

Statement of Cash Flows

For the purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. RECLASSIFICATIONS

Certain accounts of the 2007 financial statements have been reclassified for comparative purposes to conform with the presentation of the current year financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company's net capital was $30,598 which was $19,402 below the minimum net capital requirement of $50,000. At December 31, 2008, the Company's ratio of aggregate indebtedness to regulatory net capital was 0.12 to 1.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the year ended December 31, 2008, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 6. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company and Eltekon Management Group (EMG), a related party by common ownership, have a management agreement in which EMG agrees to pay certain overhead expenses of the Company. The management fee paid by the Company to EMG totaled $2,500 and $22,814 for the years ended December 31, 2008 and 2007, respectively. EMG elected to waive the fee, per the management agreement, during 2008 and charged the Company its pro-rata share of overhead expenses which totaled $371,168. Eltekon Holdings, LLC, the parent company of EMG, also charged the Company for its pro-rata share of overhead expenses totaling $9,016 for the year ended December 31, 2008.

The Company also clears transactions through Pershing on behalf of Eltekon Advisors, LLC (Advisors) who shares common ownership. The Company received $20,098 and $4,288 in fee commissions related to these transactions for the years ended December 31, 2008 and 2007, respectively. The Company also received $2,626 in transaction fees for the year ended December 31, 2008. The Company had a receivable of $27,854 and $1,146 at December 31, 2008 and 2007, respectively, related to transaction fees and expenses to be reimbursed by Advisors.

The Company also had a receivable totaling $6,597 and $755 at December 31, 2008 and 2007, respectively, related to amounts due from registered representatives for fees and dues paid on their behalf by the Company.

NOTE 8. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits.

NOTE 9. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 interprets the guidance in FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprise" (FSP FIN 48-3). As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies" (SFAS 5). Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using SFAS as guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 10. SUBSEQUENT EVENT

Subsequent to December 31, 2008 the Company received a capital contribution of $26,000 from its parent and sole member.

SUPPLEMENTARY INFORMATION

ELTEKON SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2008

NET CAPITAL			
Member capital, as reported on statement of financial condition		$	71,503
Less nonallowable assets:			
Due from related party			34,451
Other assets			6,454
Net capital	**(1)**	$	30,598
AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness liabilities from the statement of financial condition			3,590
Aggregate indebtedness	**(1)**	$	3,590
Net capital requirements		$	50,000
Net capital deficiency		$	(19,402)
Ratio of aggregate indebtedness to net capital	**(1)**		.12 to 1

The Notes to Financial Statements are an integral part of these statements.

ELTEKON SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1 – CONTINUED
DECEMBER 31, 2008

(1) Aggregate indebtedness and the ratio of aggregate indebtedness to net capital does not agree with the respective amounts per the 2008 fourth quarter FOCUS Report filed on January 27, 2009 (FOCUS) due to the following:

Net capital per the FOCUS	$ 65,402
Audit adjustments to accounts receivable and accrued commissions	(6,975)
Adjustment to nonallowable assets - Due from related party	(27,829)
Net capital from page 10 of auditor's Financial Report	$ 30,598
Aggregate indebtedness per the FOCUS	$ 77,565
Audit adjustments to accrued commissions	(16,275)
Adjustment to cash and payable to clearing broker to show the net balance due from the companies only clearing broker	(57,700)
Aggregate indebtedness from page 10 of auditor's Financial Report	$ 3,590
Ratio of aggregate indebtedness to net capital:	
FOCUS	1.19 to 1
Page 10 of auditor's financial report	.12 to 1

The Notes to Financial Statements are an integral part of these statements.

WEAVER
AND
TIDWELL
L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
Eltekon Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Eltekon Securities, LLC (the "Company") for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

24 Greenway Plaza
Suite 1800
Houston, Texas 77046-2404
713.850.8787
F 713.850.1673

WWW.WEAVERANDTIDWELL.COM

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL

OFFICES IN
DALLAS FORT WORTH HOUSTON

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding assets that we consider to be material weaknesses as defined above. However, we identified deficiencies in internal control, as noted in the next paragraph, that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Eltekon Securities, LLC as of and for the year ended December 31, 2008 and this report on internal control does not affect our audit report thereon dated February 27, 2009.

We noted a material weakness related to making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). The Company did not correctly report non-allowable assets at December 31, 2008 on their Financial and Operational Combined Uniform Report (FOCUS) pursuant to rule 15c-3-1(a). The Company filed an incorrect FOCUS report on January 27, 2009 which indicated the Company had maintained the minimum net capital. We noted the Company did not meet the minimum net capital requirements and had a net capital deficiency at December 31, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL L.L.P.

Houston, Texas
February 27, 2009

WEAVER
AND
TIDWELL

L.L.P.

CERTIFIED PUBLIC
ACCOUNTANTS
AND CONSULTANTS